

January 29, 2021

Senthil Sundaram
Chief Executive Officer
Terns Pharmaceuticals, Inc.
1065 East Hillsdale Blvd., Suite 100
Foster City, California 94404

  Re: Terns Pharmaceuticals, Inc.
    Registration Statement on Form S-1
    Filed January 15, 2021
    File No. 333-252180

Dear Mr. Sundaram:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 15, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical accounting policies and significant judgments and estimates
Common stock valuation methodology, page 105

1. In your response dated January 26, 2021, you noted that in October 2020 you reassessed the grant date fair value of all your grants made during the nine month period ended September 30, 2020. Your response does not address how you assessed the impact of the revaluation on your previously issued financial statements. If true, please revise your disclosure to confirm that you determined that the incremental stock compensation applicable to the historical quarterly periods was immaterial to those respective periods. In addition, revise your disclosure to quantify the aggregate number of options granted that were impacted by the retrospective valuation of your common stock as of

September 1, 2020, the aggregate stock compensation to be recorded in the three month period ended December 31, 2020, and the incremental additional stock compensation expense that will be recorded in the three month period ended December 31, 2020 as a result of this retrospective valuation.

Notes to Unaudited Condensed Consolidated Financial Statements
14. Subsequent Events, page F-57

2.   We note that the December 2020 option grant appears to be included in disclosure provided in Item 15. Recent Sales of Unregistered Securities: Equity Plan-Related Issuances on page II-2. Further, you state in your response dated January 26, 2021 that you anticipate using the initial public offering price as the grant date fair value for your grant of options in December 2020. Please revise Note 14 to disclose all of the relevant information regarding your grant of options in December 2020, including how you intend to value these options.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at 202-551-3626 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian Cuneo